Exhibit 99.1

SIYATA MOBILE INC.

Consolidated Financial Statements

(Expressed in U.S. Dollars)

As at and for the years ended December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

To the Shareholders and Directors of

Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Siyata Mobile Inc. and its subsidiaries (together “the Company”), as of December 31, 2022, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity, and cash flow for the year ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Siyata Mobile Inc. as of December 31, 2022, and the results of its operations and its cash flow for the year ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

 Other Matter

The consolidated financial statements as at December 31, 2021 and for the years ended December 31, 2021 and 2020, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on March 31, 2022.

We have served as the Company’s auditor since 2023

By: /s/ Barzily and Co.

BARZILY AND CO., CPA’s

Jerusalem, Israel

May 15, 2023

Siyata Mobile Inc.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	December 31, 2022	December 31, 2021
ASSETS
Current
Cash	$1,913,742	$1,619,742
Trade and other receivables (Note 5)	1,574,628	1,544,427
Prepaid expenses	173,504	154,266
Inventory (Note 6)	4,092,550	2,397,471
Advance to suppliers	155,852	470,167
	7,910,276	6,186,073
Long term receivable (Note 12)	150,185	168,167
Right of use assets, net(Note 7)	887,137	1,077,845
Equipment, net	207,402	267,967
Intangible assets (Note 9)	6,987,531	4,350,537
Total assets	$16,142,531	$12,050,589

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan (Note 11)	$-	$27,159
Accounts payable and accrued liabilities	3,078,650	2,646,321
Deferred revenue	149,600	-
Lease obligations (Note 12)	303,788	232,969
Convertible debenture (Note 13)	-	1,421,911
Warrant liability (Note 14)	2,734,804	2,176,686
Future purchase consideration (Note 3,16)	-	350,000
	6,266,842	6,855,046
Lease obligations (Note 12)	635,217	787,513
Convertible debenture (Note 13)	-	1,921,382
Total liabilities	6,902,059	9,563,941
Shareholders’ equity
Share capital (Note 17)	73,312,866	54,655,244
Reserves (Note 17)	13,647,399	10,389,555
Accumulated other comprehensive loss	98,870	(38,739)
Deficit	(77,818,663)	(62,519,412)
	9,240,472	2,486,648
Total liabilities and shareholders’ equity	$16,142,531	$12,050,589

Nature of operations and going concern (Note 1)

Subsequent events (Note 30)

Approved on May 15, 2023 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020

Revenue	$6,481,910	$7,545,488	$5,989,772
Cost of sales (Note 18)	(5,092,011)	(5,677,317)	(4,409,655)
Gross profit	1,389,899	1,868,171	1,580,117
EXPENSES
Amortization and depreciation (Note 7,9)	1,142,165	1,008,321	1,280,122
Development expenses (Note 9)	339,828	846,242	560,236
Selling and marketing (Note 19)	4,723,309	4,504,992	3,691,844
General and administrative (Note 20)	7,435,016	4,932,450	2,857,550
Inventory impairment (Note 6)	813,205	3,087,999	1,571,649
Loss from water damage (Note 6)	544,967	-	-
Bad debts (recovered) (Note 5)	86,103	930,971	1,530,667
Impairment of intangibles (Note 9)	-	4,739,286	293,000
Impairment of goodwill (Note 10)	-	852,037	-
Share-based payments (Note 17)	2,888,704	1,338,931	517,678
Total operating expenses	17,973,297	22,241,229	12,302,746
Net operating loss	(16,583,398)	(20,373,058)	(10,722,629)

OTHER EXPENSES
Finance expense (Note 21)	181,413	1,984,040	1,744,273
Foreign exchange	586,794	108,632	(290,401)
Change in fair value of convertible promissory note (Note 13)	4,794,710	295,492	-
Change in fair value of warrant liability (Note 14)	(8,245,662)	(390,322)	-
Transaction costs (Note 22)	1,398,598	1,254,642	1,414,616
Total other expenses	(1,284,147)	3,252,484	2,868,488
Recovery of income taxes	-	-	-
Net loss for the year	(15,299,251)	(23,625,542)	(13,591,117)
Other comprehensive income
Translation adjustment	137,609	138,764	2,887
Comprehensive loss for the year	$(15,161,642)	$(23,486,778)	$(13,588,230)

Weighted average shares	20,912,391	4,849,250	1,484,898
Basic and diluted loss per share	$(0.73)	$(4.87)	$(9.15)

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the years ended December 31, 2022, 2021 and 2020

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2019	863,747	28,592,662	5,095,530	97,138	(25,302,753)	8,482,577
Equity portion of debenture bifurcation	-	-	62,986	-	-	62,986
Share based payments	-	-	517,678	-	-	517,678
Share issuance on conversion of convertible debt	1,149	57,692	-	-	-	57,692
Share issuance on capital raise	3,712,776	25,501,529	3,327,829	-	-	28,829,358
Shares issuance costs on capital raise	-	(4,774,484)	980,508	-	-	(3,793,976)
Shares issued for debt	85,659	710,970	-	-	-	710,970
Translation adjustment	-	-	-	2,887	-	2,887
Net loss	-	-	-	-	(13,591,117)	(13,591,117)
Balance, December 31, 2020	4,663,331	50,088,369	9,984,531	100,025	(38,893,870)	21,279,055
Issuance of shares	40,000	560,000	(560,000)	-	-	-
Shares issued on acquisition of ClearRF (Note 4)	23,949	194,985	-	-	-	194,985
Shares issued on warrant exercises	544,415	3,775,840	(373,907)	-	-	3,401,933
Share based payments	-	-	1,338,931	-	-	1,338,931
Translation adjustment	-	-	-	(138,764)	-	(138,764)
Shares issued for debt	5,000	36,050	-	-	-	36,050
Net loss	-	-	-	-	(23,625,542)	(23,625,542)
Balance, December 31, 2021	5,276,695	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648
Shares issued on acquisition of ClearRF (Note 4)	138,958	190,095	-	-	-	190,095
Share issued on capital raise	23,025,652	12,634,747	307,189	-	-	12,941,936
Share issuance costs on capital raise	-	(1,373,264)	-	-	-	(1,373,264)
Pre-funded warrants exercised	3,070,000	2,813,542	-	-	-	2,813,542
Issue of common shares for restricted share units	30,000	22,200	-	-	-	22,200
Shares issued for debt	13,327,255	4,370,302	-	-	-	4,370,302
Warrants issued	-	-	61,950	-	-	61,950
Share based payments	-	-	2,888,705	-	-	2,888,705
Translation adjustment	-	-	-	137,609	-	137,609
Net loss	-	-	-	-	(15,299,251)	(15,299,251)
Balance, December 31, 2022	44,868,560	73,312,866	13,647,399	98,870	(77,818,663)	9,240,472

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Operating activities
Net loss for the year	$(15,299,251)	$(23,625,542)	$(13,591,117)
Items not affecting cash:
Amortization and depreciation	1,142,165	1,008,321	1,280,122
Bad debt expense	86,103	930,971	1,530,667
Impairment of inventory	813,205	3,087,999	1,571,649
Loss due to water damage	544,967	-	-
Impairment of intangibles	-	4,739,286	293,000
Impairment of goodwill	-	852,037	-
Fair value changes on derivatives	(3,450,952)	(95,831)	-
Interest expense, net of repayments	35,678	1,168,628	926,962
Interest income	-	-	(14,456)
Foreign exchange	22,872	-	138,691
Transaction costs	1,398,598	-	-
Share based payments	2,888,704	1,338,931	517,678
Loss on debt conversion	-	-	16,712
Change in non-cash working capital (Note 29)	(2,035,069)	(1,973,433)	(2,659,764)
Net cash used in operating activities	(13,852,980)	(12,568,633)	(9,989,856)

Investing activities
Repayment of long-term receivable	17,982	-	-
Intangible asset additions	(3,405,862)	(2,769,679)	(1,513,570)
Equipment additions	(14,220)	(224,513)	(21,136)
Acquisition of ClearRF	(159,905)	(122,015)	-
Net cash used in investing activities	(3,562,005)	(3,116,207)	(1,534,706)

Financing activities
Lease payments	(278,381)	(182,682)	(146,146)
Bank loan	(27,159)	(410,689)	405,413
Repayment of long-term debt	-	(110,312)	(45,490)
Convertible debt issued, net of repayments	(4,000,000)	(1,308,118)	99,490
Proceeds on share issuance	24,067,763	-	28,168,529
Share issuance costs	(2,258,167)	-	(3,133,147)
Exercise of warrants	61,950	3,017,743	-
Net cash from financing activities	17,566,006	1,005,942	25,348,649

Effect of foreign exchange on cash	142,979	(165,626)	(21,396)

Change in cash and restricted cash for the year	294,000	(14,844,524)	13,802,691
Cash and restricted cash, beginning of year	1,619,742	16,464,266	2,661,575
Cash and restricted cash, end of year	$1,913,742	$1,619,742	$16,464,266

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $15,299,251 during the year ended December 31, 2022 (2021- net loss of $23,625,542), and, as of that date, the Company’s total deficit was $77,818,663 (2021 - $62,519,412). The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

The Company has received a notice from NASDAQ that the Company is in default of maintaining a minimum bid price of $1.00 per share. In the event this is not rectified by August 21, 2023, the Company will be de-listed from NASDAQ exchange.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Change of functional currency

Effective October 1, 2020, management determined that the Company’s functional currency changed from Canadian dollars to United States dollars (“USD”). The change in the functional currency has been accounted for on a prospective basis and is primarily based on the fact that the Company’s securities are listed on the Nasdaq exchange and as a result the future financing of the Company and cash flows of the entities will be in USD.

In accordance with Company’s existing policy, the Company did not reassess the classification of financial instruments as liabilities or equity as a result of the change in functional currency. As a result, warrants remain classified as equity and are not revalued at fair value. For the same reason, the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

2.	BASIS OF PREPARATION (cont’d)

Change of presentation currency

As a result of the USD financing and the majority of cash flows denominated in US dollars, the Company changed its presentation currency from Canadian dollars to “USD” effective October 1, 2020. The change in the financial statement presentation currency is an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new “USD” presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions.

With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the Accumulated Other Comprehensive Income (“AOCI”) related to the translation of “USD” functional currency subsidiaries was eliminated except for the wholly-owned subsidiary, Signifi Mobile Inc. whose functional currency is in Canadian dollars. However, with the retrospective application of the change in presentation currency to the “USD”, the Company’s corporate office, which had a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Canadian dollar entities has been adjusted since it now reflects the translation into the new “USD” presentation currency.

Basis of consolidation and presentation

These consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

2.	BASIS OF PREPARATION (cont’d)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period-end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Fair value measurements - Certain of the Company’s (financial) assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 13 and 14.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and replacement costs which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Collectability of trade receivables – In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers credit quality into account.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency is Canadian dollars. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long-lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

(b)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Intangible assets (cont’d)

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 9 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of intangible assets is made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

(c)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

(d)	Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

(f)	Revenues

Revenue from the sale of goods, in the ordinary course of business, is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales on products in Israel, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(g)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, restricted cash, loan to director and trade, and other receivables at amortized cost.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)	Financial Instruments (cont’d)

Changes to financial assets measured at fair value are recognized in profit and loss as they arise (“FVPL”). Changes in financial assets recorded at amortized cost are recognized in profit and loss when the asset is derecognized or reclassified.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

All financial liabilities (including liabilities designated at FVTPL) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The subsequent measurement of financial liabilities is determined based on their classification as follows:

(i) FVTPL – Derivative financial instruments entered into by the Company are classified as FVTPL.

(ii) Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method.

The Company has classified its bank loan, accounts payable and accrued liabilities, and long-term debt as other financial liabilities and carried on the balance sheet at amortized cost. Future purchase consideration, convertible promissory note, and warrant liability are all classified as FVTPL.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares was retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020.

(i)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at the grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

(j)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)	Leases

The Company accounts for lease contracts in accordance with IFRS 16, Leases. At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight- line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease tern. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(l)	Leases (cont’d)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value.

The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term. During the years ended December 31, 2022 and 2021, the Company did not recognize any lease payments as expenses for short-term leases and leases for which the underlying assets are of low value.

(m)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value. Depreciation of property, plant, and equipment is based on the straight-line method over the useful life of the asset. The depreciation charge for each period shall be recognized in profit or loss.

(n)	Future accounting pronouncements

Listed below are the standards, amendments and interpretations that the Company reasonably expected to be applicable at a future date, and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) that aims to promote consistency by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position. The amendments also clarify the classification requirements for debt a company might settle by converting it into equity. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) that provides guidance on how covenants may affect an entity’s right to defer settlement of a liability for at least twelve months after the reporting period, which may determine whether a liability should be presented as current or non-current. Both of these amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)	Future accounting pronouncements (cont’d)

●	In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

●	In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously “significant”) accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

●	In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies would be required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted, applied retrospectively.

4.	ACQUISITION OF CLEAR RF LLC

On March 31, 2021, the Company acquired all of the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,015 and issued 23,949 common shares at a value of $194,985.

As a further consideration, the Company made the additional following payments:

(a)	On March 31, 2022, pay $155,015 in cash (or less, subject to certain income minimums);

(b)	On March 31, 2022, issue common shares of the Company valued at $194,085, and

(c)

In addition to the above, further incentives may have been earned and payable to the vendors based on revenues earned from the date of acquisition to March 31, 2022, inclusive. However, these milestones have not been met and so the Company had no further liability to the Vendors.

The payment of cash and the distribution of $194,985 worth of shares occurred subsequent to the December 31, 2021 year end. No further incentives were earned by the vendors other than the amounts outlined in 4(a) and (b) above.

This transaction qualifies as a business combination and was accounted for using the acquisition method of accounting. To account for the transaction, the Company has determined the fair value of the assets and liabilities of ClearRF at the date of the acquisition and a purchase price allocation. These fair value assessments require management to make significant estimates and assumptions as well as apply judgment in selecting the appropriate valuation techniques.

The acquisition of ClearRF is consistent with the Company’s corporate growth strategy to continue to acquire innovative patented products in the cellular booster market. The Company plans to leverage ClearRF’s machine-to-machine booster technology in order to build relationships and facilitate sales of the cellular booster suite of products.

The aggregate amount of the total acquisition consideration is $700,000, comprised as follows:

Consideration	Note	Fair Value
Cash		$155,015
Fair value of 23,949 shares at $8.14 per share	(i)	194,985
Future purchase consideration	(ii)	350,000
Total Consideration		$700,000

(i)	The fair value of the shares issued was determined by multiplying the number shares issued by the share price of the Company on March 31, 2021.

(ii)	Future consideration represents the expected future payments of cash and common shares. Since the balance of the shares and the cash is due within one year, the Company did not discount the future purchase consideration for the time value of money.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

4.	ACQUISITION OF CLEAR RF LLC (cont’d)

The purchase price was allocated as follows:

Purchase price allocation	Fair Value

Purchase price	$700,000

Less: Net assets acquired
Net identifiable tangible assets	127,106
Net identifiable intangible assets	522,637
649,743
Goodwill	$50,257

The net identifiable intangible asset consists of two patents acquired on the acquisition that is valued at $122,717 plus supplier relationship valued at $399,920. These intangibles assets are recorded at cost and are amortized on a straight-line basis over its estimated useful life of four years with no residual value. The Company incurred costs related to the acquisition totaling $79,069 to complete the acquisition which was recorded in the statement of loss and comprehensive loss.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles and goodwill. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall. Management also impaired the full value of the goodwill in the amount of $50,257.

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2022	December 31, 2021
Trade receivables	$2,015,291	$1,791,046
Allowance for doubtful accounts	(1,056,393)	(1,090,066)
Taxes receivable	615,730	843,447
Total	$1,574,628	$1,544,427

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, the Company utilizes the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2022, the Company concluded that a bad debt provision of $1,056,393 (2021-$1,090,066) was to be recognized.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

5.	TRADE AND OTHER RECEIVABLES (cont’d)

Factoring Arrangements and Liens

Siyata Mobile Israel (“SMI”) had a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer. SMI incurred a financing charge of 3.1% on advances received and was subject to certain covenants until fully repaid in June 2022.

The 80-85% received upfront remained as a liability from SMI to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at December 31, 2022, the total amount expended by the funding entity was $NIL (December 31, 2021 - $27,000).

Siyata Mobile Inc. had provided the North American receivables as collateral for the outstanding convertible debenture. This lien has been removed as the convertible promissory note has been fully repaid.

6.	INVENTORY

	December 31, 2022	December 31, 2021
Finished products	$7,392,002	$6,031,753
Impairment of finished products	(3,555,683)	(3,819,955)
Accessories and spare parts	675,001	1,025,366
Impairment of accessories and spare parts	(418,770)	(839,693)
Total	$4,092,550	$2,397,471

Refer to Note 18 for total inventories expensed as cost of sales during the years ended December 31, 2022, 2021 and 2020.

Provision on inventory

Management is presently reviewing the inventory for impairment on a quarterly basis. During the year, the Company also wrote off $519,763 (2021 - $NIL) in inventory that was water damaged. The Company has made a claim for the damaged inventory that is insured at selling price. The Company has not received confirmation of a settlement amount from the insurer. The Company will record any settlement in the period in which it is virtually certain of receipt.

Liens

Siyata Mobile Inc. provided the North American inventory as collateral for the outstanding convertible debenture as outlined in Note 14(c). This lien has been removed as the convertible promissory note has been fully repaid.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

7.	RIGHT OF USE ASSETS

	December 31, 2022	December 31, 2021
Opening balance	$1,077,845	$377,035
Additions in the year	174,352	910,055
Translation adjustment	674	(4,328)
Other	(36,000)	-
Amortization in the year	(329,734)	(204,917)
Closing balance	$887,137	$1,077,845

Allocation of the right of use assets is as follows:

	December 31, 2022	December 31, 2021
Office lease	$753,716	$1,004,750
Car leases	132,421	73,095
	$887,137	$1,077,845

8.	LOAN TO DIRECTOR

The loan to our director and Chief Executive Officer was advanced on April 1, 2019, in the amount of $200,000 with a 5-year term. Interest on the loan accrued and was payable at the rate of 7%. As of January 1, 2020, the rate on the loan was increased to 12%. On May 23, 2021, this loan was repaid to the Company in full including principal and interest.

9.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Clear RF Patent + Supplier relationship	Total

Cost:
Balance at December 31, 2020	$10,540,477	$116,543	$1,319,184	$-	$11,976,204
Additions	2,769,679	-	-	522,637	3,292,316
Foreign exchange	5,370	183	2,073	-	7,626
Balance at December 31, 2021	$13,315,526	$116,726	$1,321,257	$522,637	$15,276,146
Additions	3,405,862	-	-	-	3,405,862
Foreign exchange	(11,590)	-	-	-	(11,590)
Balance at December 31, 2022	$16,709,798	$116,726	$1,321,257	$522,637	$18,670,418

Accumulated Amortization:
Balance at December 31, 2020	$4,283,382	$97,460	$1,046,244	$-	$5,427,086
Additions	469,789	19,418	278,567	29,189	796,963
Impairment	4,339,366	-	-	399,920	4,739,286
Foreign exchange	(34,020)	(152)	(3,554)	-	(37,726)
Balance at December 31, 2021	$9,058,517	$116,726	$1,321,257	$429,109	$10,925,609
Additions	668,566	-	-	93,528	762,094
Foreign exchange	(4,816)	-	-	-	(4,816)
Balance at December 31, 2022	$9,722,267	$116,726	$1,321,257	$522,637	$11,682,887

Net Book Value:

Balance at December 31, 2021	$4,257,009	$-	$-	$93,528	$4,350,537
Balance at December 31, 2022	$6,987,531	$-	$-	$-	$6,987,531

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On a quarterly basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

9.	INTANGIBLE ASSETS (cont’d)

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at December 31, 2022 based on the replacement cost method. Based on the results of their, management determined that the recoverable amount was equal to, or in excess of the carrying amount in December 31, 2022. However, for the year ended December 31, 2021 the recoverable amount was less than the carrying amount which resulted in a total impairment at December 31, 2021 of $4,739,286 as follows: rugged device impairment of $4,339,366 and $399,920 impairment to a supplier relationship.

During the twelve months ended December 31, 2022 the Company incurred $339,828 (December 31, 2021-$846,242) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss.

Uniden License

During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term. The agreement is until December 31, 2031 and is subject to certain minimum royalties. The license agreement is amortized on a straight-line basis over its five-year term and was fully amortized on December 31, 2021.

Clear RF Patent and Supplier Relationship:

As part of the acquisition of ClearRF on March 30, 2021, as described in Note 4 above, the Company purchased two patents valued at $122,717 plus a supplier relationship valued at $399,920. These intangible assets were recorded at cost and were initially scheduled to be amortized on a straight-line basis over their estimated useful life of four years with no residual value.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall.

10.	GOODWILL

The Company had recorded goodwill balances of $852,037 consisting of goodwill on the acquisition of the wholly-owned subsidiary, Signifi Mobile Inc. in the amount of $801,780 plus the acquired goodwill in 2021 from the acquisition of ClearRF (Note 4) in the amount of $50,257 (“CGU”).

The Company assesses on an ongoing basis whether there are, events, changes in circumstances, and/or changes in key assumptions on which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

10.	GOODWILL (cont’d)

As of December 31, 2021, the Company performed its annual impairment test on the goodwill using the fair value less cost of disposal method. Due to a history of losses in this CGU in the preceding few years and without documentation of back-orders or basis to project profitable operations in the near term, management determined that the recoverable amount was less than the carrying value on December 31, 2021 and recorded impairment in the amount of $852,037.

11.	BANK LOAN

In October 2021, the Company had the bank remove all liens and the Company repaid any amounts owing on the $750,000 line of credit in its entirety. This loan was created in the year ended December 31, 2020, when the Company entered into a line of credit for up to a maximum of $750,000 Canadian dollars. The loan was secured by a floating charge on the receivables, inventory, trademarks, and a universal lien on all the assets of Signifi Mobile Inc. to a maximum of $4,000,000 Canadian. The Export Development Corporation of Canada guaranteed 50% of this debt. The loan bore interest at the bank’s prime lending rate plus 1.25% and was repayable on demand.

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customers. As at December 31, 2022, the total amount borrowed by the Company extended by this funding entity and included in the bank loan was $NIL (December 31, 2021-$27,000.)

12.	LEASE OBLIGATIONS

	December 31, 2022	December 31, 2021

Opening balance	$1,020,482	$341,592
Additions in the year	174,352	833,766
Interest expense	35,678	21,279
Translation adjustment	(13,126)	6,527
Lease payments	(278,381)	(182,682)
	939,005	1,020,482
Due within one year	(303,788)	(232,969)
Ending balance	$635,217	$787,513

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

12.	LEASE OBLIGATIONS (cont’d)

Future minimum lease payments are as follows:

	December 31, 2022	December 31, 2021
Year 1	$303,788	$232,969
Year 2	227,757	255,000
Year 3	179,872	270,000
Year 4	196,570	262,513
Year 5 and thereafter	96,000	196,571
Total lease obligation	$1,003,987	$1,217,053
Less finance expenses	(64,982)	(196,571)
Lease Obligations	$939,005	$1,020,482

The Company has a long-term restricted term deposit of $150,185 held by the Company’s bank to guarantee a portion of the office lease located in Israel.

13.	CONVERTIBLE DEBENTURE

	December 31, 2021	June 23, 2021	November 2, 2023
	$CAS7.866MM	$CAS1.58MM	$6.0MM USD
Maturity date	(a)	(b)	(c)	Total

Balance December 31, 2020	$5,014,852	$1,145,917	$-	$6,160,769

Interest and accretion expense	1,893,494	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	(746,145)
Issuance of the $6MM debenture	-	-	4,395,881	4,395,881
Repayment of the 10% convertible debenture	-	(1,145,917)	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	(6,162,201)
Unamortized fair value difference - opening	-	-	(1,341,948)	(1,341,948)
Amortization of fair value difference	-	-	111,830	111,830
Change in fair value of debenture	-	-	177,530	177,530
Balance December 31, 2021	$-	$-	$3,343,293	$3,343,293
Amortization of fair value difference	-	-	1,230,118	1,230,118
Change in fair value of debenture	-	-	2,626,589	2,626,589
Cash repayment	-	-	(4,000,000)	(4,000,000)
Repayment through issuance of common shares	-	-	(3,200,000)	(3,200,000)
Balance December 31, 2022	$-	$-	$-	$-

a)	On December 23, 2019, the Company issued 7,866,000 unsecured 12% convertible debentures at a price of $0.77 per unit ($1.00 CAD), convertible into 0.0153 common shares of the Company at $65.25 CAD (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019, is $4,049,349. The amount allocated to contributed surplus was $445,053 and the balance of $1,547,500 was the transaction costs incurred.

Each of the Convertible Debenture units bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

13.	CONVERTIBLE DEBENTURES (cont’d)

From January 1, 2021, until December 23, 2021, the Company paid $746,145 (2020-$715,763) in interest related to these 12% convertible debentures, included within finance expense in profit and loss.

On June 24, 2020, $57,692 ($75,000 CAD) the face value of the 12% convertible debentures was converted into common shares of the Company. The discounted value of this debenture at the date of conversion was $40,980 ($54,975 CAD). This gain on conversion of $16,712 was recorded as a finance income in 2020.

The 12% Convertible Debentures matured and was fully paid on December 23, 2021 (the “Maturity Date”) in the amount of $6,162,201.

b)	On June 23, 2020, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc. Accel Telecom subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of $745 (CDN$1,000) per 10% Convertible Debenture for aggregate gross proceeds of $991,427 ($1,330,000 CAD). Each Convertible Debenture can be convertible, at the option of the holder, into 23 common shares in the capital of the Company at a price of $34.11 (CDN$43.50) per Common Share and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable common share purchase warrant for each $0.784 (CDN$1.00) principal amount of the Convertible Debentures purchased. Each warrant entitles the holder to acquire one common share at an exercise price of $34.11 (CDN$43.50) per warrant share for a period of twelve (12) months after the date of issue.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $964,601.

Included in the convertible debenture was a balance due to a previous debenture holder who elected to participate on the exact same terms and conditions in the 10% convertible debenture for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020. On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $181,316.

c)	On November 3, 2021, the Company issued a US$7,200,000 million convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of US$6,000,000.

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

13.	CONVERTIBLE DEBENTURES (cont’d)

Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities (Note 15).

The promissory note was to mature on November 2, 2023 (the “Maturity Date”). The promissory note was to be repaid commencing May 2022 in monthly instalments of US$400,000. At the Company’s option, the repayments were to be made in cash or common shares of the Company, or a combination of both. If paid by the issuance of common shares, the repayment was paid at a redemption price equal to the greater of 90% of the average five lowest daily volume-weighted average prices during the twenty trading days prior to the issuance of the common shares or US$2.00 (the “Redemption Price”).

All or a portion of the US$7,200,000 was convertible into common shares of the Company at a conversion price of US$10.00 per common share (the “Conversion Price”), at the option of the holder, at any time subsequent to six months from the date of issuance to the maturity date of November 2, 2023. Under the terms of the promissory note, the conversion price of the promissory note was to be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the conversion price equal to the common share offering.

At any time during the promissory note outstanding, the Company could have provided the holder of the promissory note written notice of its intention to repay the amount owing. If the notice was provided within the first 6 months post issuance, the Company was required to repay an amount equal to US$7,000,000. Subsequent to this time period, the amount outstanding was required to be converted in full. If the Company provided notice of prepayment, the holder had the option to convert up to 25% of the principal amount at the lesser of the Redemption Price and the Conversion Price, as defined above.

Furthermore, if at any time prior to November 2, 2023, the Company proposed to offer or sell new securities, the Company was required to first offer the holder the opportunity to purchase ten percent of the new securities.

Additionally, should the Company have subsequently issued equity interests of the Company for aggregate proceeds to the Company of greater than US$10 million, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of the holder, the Company was required direct twenty percent of such proceeds from such issuance to repay the promissory note.

The Company elected to measure the promissory note (hybrid contract) at fair value through profit or loss (“FVTPL”) on initial recognition and, as such, the embedded conversion feature was not separated.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

13.	CONVERTIBLE DEBENTURES (cont’d)

The Company paid legal fees and expenses of $1,145,538 related to the issuance of the promissory note and warrants which was included in finance expense on the consolidated statement of operations for the year ending December 31, 2021.

On initial recognition, the fair value of the convertible promissory note was $4,395,881, and the warrants issued in conjunction with the instrument (see below) were valued at $2,946,066. The fair value of the components exceeded the transaction price of $6,000,000 and the resulting difference was deferred and was recognized in the consolidated statement of operations over the term of the instrument on a straight-line basis, in the “change in fair value of the convertible promissory note” expense.

The unamortized fair value difference at December 31, 2022, and related activity during the year is as follows:

Balance December 31, 2020	$-
Unamortized fair value difference	1,341,948
Amortization of fair value difference	(111,830)
Balance December 31, 2021	1,230,118
Amortization of fair value difference	(1,230,118)
Balance December 31, 2022	$-

The balance of the promissory note is as follows:

Balance December 31, 2020	$-
Issuance of promissory note	4,395,881
Change in fair value	177,530
Balance December 31, 2021	$4,573,411
Cash repayment	(4,000,000)
Repayment through issuance of common shares	(3,200,000)
Change in fair value	2,626,589
Balance, December 31, 2022	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

13.	CONVERTIBLE DEBENTURES (cont’d)

Fair value calculation

The Company estimated the fair value of the promissory note using a binomial lattice model with the following assumptions: risk-free rate of 0.47% -1.18%; share price of $3.93; expected dividend yield of 0%; and expected volatility of 46%. Based on these estimates, the promissory note had a fair value of $4,395,881 upon issuance.

On December 31, 2021, the fair value of the promissory note was estimated at $4,573,411 using a binomial lattice model with the following assumptions: risk-free rate of 0.67% -1.27%, share price of $3.70, expected dividend yield of 0%, and expected volatility of 45%.

There was no change in the fair value due to changes in own credit risk during the year.

During the year ended December 31, 2022 the Company completed a secondary offering of its common shares at a price of $2.30 per common share. In accordance with the terms of the agreement, as the common shares of the secondary prices were offered at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants (US$4.00 per common share), both the Conversion Price and the Exercise Price were revised to US$2.30 per common share. In addition, as the total gross proceeds of the secondary offering were in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender. A total of US$4,000,000 was repaid to the Lender on January 13, 2022.

Commencing in May 2022, the Company made monthly payments of $400,000 through issuance of common shares towards the principal balance of the promissory note, resulting the promissory note being fully repaid by December 31, 2022. The Company issued 13,112,255 common shares, with a total market value of $4,138,002. The difference between the fair value of the shares issued, and the value of the principal repaid of $938,002 was included in profit and loss in the change in fair value of convertible promissory note.

14.	WARRANT LIABILITY

The balance of the warrant liability is as follows:

	November 3, 2021	January 11, 2022	October 12, 2022	Total
Balance December 31, 2020	$-	$-	$-	$-
Warrants issued as part of convertible promissory note	2,946,066	-	-	2,946,066
Impact of warrants exercised during the year	(385,190)	-	-	(385,190)
Change in fair value	(384,190)	-	-	(384,190)
Balance December 31, 2021	$2,176,686	$-	$-	$2,176,686
Warrants issued	-	10,038,418	2,494,812	12,533,230
Exercise of pre-funded warrants	-	(2,560,400)	(222,441)	(2,782,841)
Change in fair value	(1,978,953)	(6,976,688)	(236,630)	(9,192,271)
Balance December 31, 2022	$197,733	$501,330	$2,035,741	$2,734,804

November 3, 2021 warrants

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities (Note 18 for the change in exercise price as of January 13, 2022, to $2.30 per share).

At December 31, 2021 the fair value of the 1,892,857 warrants was determined to be $2,176,686 as calculated using the Black-Scholes option pricing model with the following assumptions: initial stock price $3.70, strike rate $4.00, expected volatility 37%, dividend yield 0%, risk free rate 0.67%.

At December 31, 2022 the fair value of the warrants was $197,733 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.15, strike rate $0.23 dividend yield 0%, term 3.84 years, volatility 110% and risk-free rate 4.08%.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

14.	WARRANT LIABILITY (cont’d)

January 11, 2022 warrants

The Company assessed that the 8,519,999 warrants, and 1,480,000 pre-funded warrants issued in the January 2022 equity offering (Note 17), did not meet the “fixed for fixed” test and are therefore recorded as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $10,038,148 and was determined using a residual value method with the common shares. For 1,304,347 warrants issued to the underwriter as over-allotment warrants, the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, and a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability (Note 17).

At December 31, 2022 the fair value of the warrants was $501,330 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.15, strike rate $2.30, dividend yield 0%, term 4.03 years, volatility 110% and risk-free rate 4.08%.

October 12, 2022 warrants

The Company assessed that the 17,400,000 warrants and 1,590,000 pre-funded warrants issued as part of the October 2022 equity offering (as more fully described in Note 17), did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $2,065,886 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.14; exercise price $0.23; expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%. As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance (Note 17).

The fair value of the warrants as at December 31, 2022 was $1,850,758 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.15; exercise price $0.23; expected volatility: 100%; dividend yield 0%; risk free rate: 3.98%.

The fair value of the pre-funded warrants was $222,441 and was determined by reference to the share price of $0.14 on the day of the offering. The pre-funded warrants were subsequently exercised for gross proceeds of $15,900, converting into 1,590,000 common shares that were fully issued.

In connection with the October 2022 equity offering, the Company issued 1,739,130 waiver warrants exercisable at $0.23 per share which expire, if unexercised, on October 12, 2027, to entice the holder of the convertible promissory note to waive their right to block the equity offering. The waiver warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss and revalued at the end of each period.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

14.	WARRANT LIABILITY (cont’d)

The value of the waiver warrants was included as part of the direct costs related to the issuance of the common shares and warrants therefore did not receive any allocation of gross proceeds. The following is a summary of the fair value of the warrants issued as part of the October 2022 equity offering:

Fair value - Warrants and pre-funded warrants	$2,288,327
Fair value - Waiver warrants	206,485
Total	$2,494,812

The fair value of the waiver warrants as at the issuance date was $206,485 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.14; exercise price $0.23; expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%.

The fair value of the waiver warrants as at December 31, 2022 was $184,983 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.15; exercise price $0.23; expected volatility: 100%; dividend yield 0%; risk free rate: 3.10%.

15.	LONG TERM DEBT

On June 28, 2018, Signifi borrowed $192,886 USD from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. The loan bore interest at the bank’s base rate + 3.2%. The loan was repaid in full in September 2021 including all capital and interest.

	December 31, 2022	December 31, 2021
Balance, beginning of year	$-	$108,236
Foreign exchange adjustment	-	2,076
Principal repayments	-	(110,312)
Balance, end of year	$-	$-

16.	FUTURE PURCHASE CONSIDERATION

	December 31, 2022	December 31, 2021
Balance, beginning of year	$350,000	$-
Clear RF future purchase consideration	(350,000)	350,000
Balance, end of the year	$-	$350,000

The future purchase consideration arose on the acquisition of ClearRF as outlined in Note 4. On March 31, 2022, the Company was required to pay $155,015 in cash and to issue common shares of the Company valued at $194,985.

At each reporting period, management updates the estimate with respect to the probability of payment of the future purchase consideration and recognizes changes in the estimated value of future purchase consideration in profit or loss. The balance of the future purchase consideration was classified as short-term due to the requirement to make the payments within one year.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value

As at December 31, 2022, the Company had 44,868,560 common shares issued and outstanding (2021-5,276,695).

Subsequent to the year-end the Company issued 18,042,857 common shares on the exercise of various warrants for gross proceeds of $3,608,571, as more fully described in Subsequent Events Note # 30. As an incentive to investors to exercise the 18,042,857 warrants, the Company issued cashless warrants to those investors that are exercisable as of March 31, 2023. As well, any holders of the $0.23 warrants that had a ratchet provision also become cashless. As a result, 17,116,987 common shares were issued for cashless warrants.

As of the date of these financial statements total outstanding common shares is 80,028,404.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Common share transactions

Transactions for the year ended December 31, 2022 are as follows:

●	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $10,936,974 were allocated to the common shares, and $5,395,878 to the unit warrants liability.

In addition, the Company issued 1,480,000 pre-funded units (“Pre-Funded Units”) at $2.29 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $2.30 per share.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,560,400 were allocated to the pre-funded warrants, and $1,106,747 to the warrant liability.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $0.01. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants using the residual method, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1.73 per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1.73, strike rate $2.30, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company assessed that the warrants issued under the public offering, excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share-based payments and have been recorded in equity.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. Direct costs of $965,248 were allocated to the warrant liability and expensed immediately in profit and loss. During the period, 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

●	On March 31, 2022, as part of the ClearRF acquisition (Note 4), the Company issued 138,958 shares to the vendor with a fair value of $190,094.

●	The Company issued 155,000 common shares, with a fair value of $170,500 ($1.10 per share) to consultants as part of their compensation for services rendered.

●	The Company issued 854,219 common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

●	The Company issued 30,000 shares with a fair value of $22,200 ($0.74 per share) resulting from a supplier converting RSU’s into common shares.

●	The Company issued 60,000 shares, with a fair value of $61,800 (41.03 per share), to a supplier as partial compensation according to their contractual agreements.

●	The Company issued 404,859 shares, with a fair value of $441,296 ($1.09 per share),as payment for the monthly principal repayment of $400,000 on the promissory note.

●	The Company issued 684,932 shares, with a fair value of $520,548 ($0.76 per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

●	On October 12, 2022, the Company completed an underwritten public offering in the United States, raising a total of $3,986,100 in gross proceeds. The Company allocated the gross proceeds and direct costs between the units, pre-funded units and related warrants using the residual method.

The underwritten public offering resulted in the sale to the public of 15,810,000 Units at $0.23 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $0.14 per share. The Unit Warrants are exercisable immediately and have a term of 5 years.

In addition, the Company issued 1,590,000 pre-funded units (“Pre-Funded Units”) at $0.22 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $0.14 per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $0.01. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The common share warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $0.14, strike rate $0.23, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%.

As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The residual value to be allocated to common shares is:

Gross proceeds	$3,986,100
Less: total fair value of warrant liability	(2,288,327)
Residual value to common shares	$1,697,773

Refer to Note 15 for additional information about the warrant liability and the residual value method under IAS 32.

The Company paid a 7% Placement Agent Fee of $279,027 and other offering expenses (e.g., legal expenses, accounting fees) of $185,871 for total net proceeds of $3,521,202. Direct costs of $433,353 were allocated to the warrant liability and expensed immediately in profit and loss.

In addition, the Company issued 1,739,130 common share warrants with an exercise price of $0.23 to the holders of a previously issued convertible note to entice the holder to waive their right to block the October 12, 2022 equity offering (“waiver warrants”). The waiver warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $0.14, strike rate $0.23, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%. The fair value of the waiver warrants of $206,485 was treated as a share issuance cost.

Previous warrants and a convertible note issued by the Company have an anti-dilutive provision (“ratchet provision”) which changes the strike price/conversion price of the previously issued warrants/convertible note, respectively, to the price of the common units newly issued by the Company. The value of the previously issued warrants and convertible note were $96,800 and $597,966, respectively, immediately prior to the effect of the ratchet provision. The Impact of the ratchet provision was accounted for as a component of the fair value of the related instruments.

Transactions for the year ended December 31, 2021 are as follows:

●	During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,041 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

●	The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

●	As discussed in Note 4 -Acquisition of ClearRF, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

●	On July 21, 2021, the Company issued 5,000 common shares as part of the contractual obligations owed to one of its suppliers. This transaction was recorded to share capital in the amount of $36,050 (based on the market value on the date of issuance of $7.21 per share).

●	On October 28, 2021, received gross cash of $1,027,500 from the exercise of 150,000 warrants at $6.85, and on October 29, 2021, received gross cash of $380,202 from the exercise of 55,504 warrants at $6.85.

●	On December 7, 2021, 250,000 warrants issued, as part of the $7.2MM convertible debentures, were exercised at $4.00 per share for gross proceeds of $1,000,000.

Transactions for the year ended December 31, 2020 are as follows:

●	On June 22, 2020, the Company issued 1,149 shares as a result of a conversion of the convertible debt (referred to in Note 14(b)) at $48.71— ($65.25 CAD) per share for proceeds of $57,692 ($75,000 CAD).

●	On August 4, 2020, the Company completed a two part private placement raising aggregate gross proceeds of $1,604,729 ($2,150,000 CAD) through the issuance of 148,276 units at a price of $10.82 per unit ($14.50 CAD). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $20.47 ($26.10 CAD) for a period of two years. The Company paid a cash commission of $19,358 ($24,682 CAD), issued 1,702 broker warrants on the same terms as the investor warrants having a Black-Scholes value of $9,873, and other share issuance costs of $146,377.

●	On September 29, 2020 the Company completed an initial public offering of 2,100,000 units the “Units”) at $6.00 USD per unit for gross proceeds of $12,600,00 USD. Each Unit consisting of one common share and one tradeable warrant to purchase one common share. Each warrant has an exercise price of $6.85 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering. The common shares using the residual value approach were valued at $4.73 USD per share and each warrant was valued at $1.27 USD per warrant. Share issuance costs related to the initial public offering was $2,810,274 including 113,500 underwriter warrants exercisable at $6.60USD per share, with a Black-Scholes value of $315,796, and underwriter overallotment 266,000 tradeable warrants with an exercise price of $6.85 USD with a Black- Scholes value of $335,160.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

●	During the month of November 2020, the Company issued 170,000 common shares at $5.99 per share to the underwriter of the initial public offering as a result of the underwriter exercising its over-allotment option, for gross proceeds of $1,018,300 less share issuance costs of $81,464 for net proceeds of $936,836.

●	On December 14, 2020, the Company issued 85,659 common shares to various suppliers as required under contractual obligations valued at $710,970.

●	On December 31, 2020, the Company completed a private placement issuing 1,294,500 units at $10.00 USD per unit for gross proceeds of $12,945,500 USD. Each Unit consisting of one common share and one warrant to purchase one common share. Each warrant has an exercise price of $11.50 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the units were immediately separable upon issuance and were issued separately in the offering. The common shares using the residual value approach were valued at $10.00 USD per share and each warrant was valued at NIL per warrant. Total share issuance costs totalled $1,707,138 which includes 64,724 broker warrants exercisable at $11.50 with a Black-Scholes value of $420,508.

(c)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of stock options	Weighted Average Exercise Price
Outstanding options, December 31, 2020	328,068	$13.99
Granted	100,500	$11.50
Expired/Cancelled	(14,000)	$16.38
Outstanding options, December 31, 2021	414,568	$13.88
Granted	1,145,000	$1.15
Expired/Cancelled	(53,430)	$30.90
Outstanding options, December 31, 2022	1,506,138	$3.53

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(c)	Stock options

As at December 31, 2022 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Dec-18	12,896	12,896	54.00	24-Dec-23	0.98
15-Jan-19	828	828	54.00	15-Jan-24	1.04
21-Mar-19	12,345	12,345	59.00	21-Mar-24	1.22
01-Jan-20	2,069	2,069	54.00	01-Jan-24	1.00
15-Nov-20	95,000	95,000	6.00	15-Nov-30	7.88
15-Nov-20	161,500	161,500	6.00	15-Nov-25	2.88
02-Jan-21	57,000	49,875	11.50	02-Jan-26	3.01
02-Jan-21	5,000	4,375	11.50	02-Jan-31	8.01
18-Jan-21	14,500	12,688	11.50	18-Jan-26	3.05
01-Jan-22	20,000	10,000	4.00	29-Oct-26	3.83
13-Apr-22	795,000	198,750	1.10	13-Apr-27	4.28
12-Jul-22	330,000	55,000	1.10	12-Jul-25	2.53
Total	1,506,138	615,326	3.53		3.86

Transactions for the year ended December 31, 2022 are as follows:

●	On January 1, 2022, the Company granted 20,000 stock options at $4.00 per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($2724 per option).

●	On April 13, 2022, the Company granted 795,000 stock options to executives and employees at an exercise price of $1.10 per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $475,888 ($0.5986 per share).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

●	On July 12, 2022, the Company granted 330,000 stock options, at an exercise price of $1.10 per share, and 120,000 RSU’s to employees and consultants with a fair value of $1.10 per share. Of these 120,000 RSU’s granted, 30,000 vested immediately and were converted into common shares of the Company and the remaining 90,000 RSU’s vest quarterly with the first vesting of 7,500 taking place on the date of the grant and 11 equal quarterly vesting of 7,500 RSU’s per quarter thereafter. Of these 330,000 stock options granted, they vest quarterly with the first vesting of 27,500 taking place on the date of the grant and 11 equal quarterly vesting of 27,500 RSU’s per quarter thereafter. The fair value of these options on the date of the grant is $173,191 ($0.5248 per share).

Transactions for the year ended December 31, 2021 are as follows:

●	During the year ended December 31, 2021 the Company recorded share-based payments expense of $1,338,931 in relation to options vesting.

●	On January 2, 2021, the Company issued 62,000 stock options to various employees at an exercise price of $11.50 of which 57,000 expire on January 2, 2026 and 5,000 expires on January 2, 2031.

●	On January 18, 2021, the Company issued 38,500 stock options to various employees and consultants at an exercise price of $11.50 expiring on January 2, 2026.

●	On August 31, 2021, one of the employees was no longer with the Company. The employee had initially received 4,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this employee’s departure, 2,500 of their unvested stock options were cancelled and the remaining 1,500 options expire one year from departure, August 31, 2022.

●	On October 29, 2021, one of the directors was no longer with the Company. The employee had initially received 20,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this director’s departure, 10,000 of their unvested stock options were cancelled and the remaining 10,000 options expire one year from departure, October 29, 2022.

●	In December 2021,1,500 stock options expired at an average of $57.00 per share.

Transactions for the year ended December 31, 2020 are as follows:

●	During the year ended December 31, 2020 the Company recorded share-based payments expense of $517,678 in relation to options vesting.

●	On January 1, 2020, the Company issued 2,690 stock options to various employees at an exercise price of $CAD56.86 that 2,069 expires on October 31, 2025 and 621 expires on January 1, 2023.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

●	On November 15, 2020 the Company issued 276,500 stock options at an exercise price of $6.00USD per common share.

●	On December 1, 2020, due to the termination of an employee, 414 stock options of the 621 stock options issued on January 1, 2020 were cancelled and the remaining balance of 207 vested stock options has an expiry date of December 1, 2021.

The following weighted-average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2022	2021	2020
Exercise price	$1.10	$11.50	$6.47
Risk-free interest rate	2.56-3.01%	0.23%	1.68%
Expected life	5	5	5
Annualized volatility	75-80%	85%	83%
Dividend rate	0.00%	0.00%	0.00%

(d)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2022 is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2021	-	$-
Granted	3,195,000	$1.05
Exercised	(30,000)	$1.10
Outstanding RSU, December 31, 2022	3,165,000	$1.05

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(d)	Restricted share units (cont’d)

As at December 31, 2022 restricted share units outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
09-Mar-22	2,250,000	1,050,000	$1.03
13-Apr-22	825,000	416,250	$1.10
12-Jul-22	90,000	22,500	$1.10
Outstanding RSU, December 31, 2022	3,165,000	1,488,750	$1.05

Transactions for the year ended December 31, 2022, are as follows:

●	On March 9, 2022, the Company granted 450,000 RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $1.03/share.

●	On March 9, 2022, the Company granted 1,800,000 RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 150,000 RSU’s occurring on the date of the granted and another 150,000 vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $1.03/share.

●	On April 13, 2022, the Company granted 240,000 RSU’s to consultants that vest immediately. On the date of granting, the fair value was $1.10/share.

●	On April 13, 2022, the Company granted 585,000 RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 48,750 RSU’s occurring on the date of the granted and another 48,750 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $1.10/share.

●	On July 12, 2022, the Company granted 90,000 RSU’s, to a consultant of the Company, that vest quarterly over 12 periods with the first vesting of 7,500 RSU’s occurring on the date of the granted and another 7,500 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $1.10/share.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(e)	Agents’ options

A summary of the Company’s agent options activity is as follows:

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2020	452,523	$8.02
Expired	(6,597)	$52.68
Outstanding agent options, December 31, 2021	445,926	$7.51
Granted	487,283	$2.51
Expired	(1,702)	$20.49
Outstanding agent options, December 31, 2022	931,507	$4.12

As at December 31, 2022 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.00
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.00
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	1.00
11-Jan-22	434,783	434,783	$2.53	11-Jan-27	4.00
01-Apr-22	52,500	52,500	$2.30	08-Mar-27	4.00
Total	931,507	931,507	$3.38		3.45

Transactions for the year ended December 31, 2022, are as follows:

●	The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%. The Company also issued 52,500 agent’s options with a fair value of $61,950 with an exercise price of $2.30.

Transactions for the year ended December 31, 2021, are as follows:

●	In December 2021, 6,597 agent’s options expired at an average exercise price of $52.68.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(e)	Agents’ options (cont’d)

Transactions for the year ended December 31, 2020, are as follows:

●	The Company issued 1,702 agents’ options on the closing of the August 2020 capital raise at an exercise price of $20.47 ($26.10 CAD) per common share and these agents’ options expire on July 28, 2022, adding an additional $9,873 to reserves and share issuance costs.

●	The Company issued 113,500 agents’ options to the underwriter of its initial public offering at an exercise price of $6.60 USD per common share and these agents’ options expire on September 28, 2025, including in reserves an additional $315,796 that are part of the share issuance costs.

●	On October 21, 2020, the underwriter of the initial public offering acquired 266,000 share purchase warrants pursuant to that certain underwriting agreement at $0.01 per warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. The Company added the Black-Scholes value to these agent warrants adding an additional $335,160 to reserves as part of the share issuance costs.

●	The Company issued 64,724 agents options to the placement agency of the December 31, 2020 capital raise at an exercise price of $11.50USD expiring on June 30, 2024, and using Black-Scholes added $420,508 to reserves as part of the share issuance costs.

(f)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2020	3,591,533	$10.55
Granted	2,142,857	$4.00
Exercised	(544,415)	$5.54
Expired	(68,647)	$62.87
Outstanding, December 31, 2021	5,121,328	$7.64
Granted	27,399,999	$0.93
Expired	(128,386)	$33.47
Outstanding, December 31, 2022	32,392,941	$1.76

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants (cont’d)

At December 31, 2022 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	1,805,585	$6.85	28-Sep-25
31-Dec-20	1,294,500	$11.50	30-Jun-24
03-Nov-21	1,892,857	$2.30	03-Nov-26
11-Jan-22	9,999,999	$2.30	11-Jan-27
12-Oct-22	17,400,000	$0.14	12-Oct-27
Total	32,392,941	$1.76

Transactions for the year ended December 31, 2022 are as follows:

●	128,386 share purchase warrant expired in 2022.

●	On January 11, 2022 as part of an underwritten public offering, the Company issued a total of 9,999,999 share purchase warrants, exerciseable at $2.30 per warrant and with a term of five years.

●	On October 12, 2022 as part of the underwritten public offering, the Company issued at total of 17,400,000 share purchase warrants, exerciseable at $0.14 per warrant and with at term of five years.

Transactions for the year ended December 31, 2021 are as follows:

●	During the year, 68,647 share purchase warrants expired at an average price of $62.87.

●	In February 2021, 88,911 tradeable warrants were exercised at $6.85 for total proceeds of $609,040.

●	In October 2021, 205,504 tradeable warrants were exercised at $6.85 for total proceeds of $1,407,702.

●	On December 7, 2021, 250,000 warrants were exercised at $4.00 for total proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was also transferred to share capital.

●	See Note 15 for warrants issued in the debenture financing. These warrants have met the criteria of a liability instrument on these financial statements.

Transactions for the year ended December 31, 2020 are as follows:

●	On June 23, 2020, as part of the 10% convertible debenture referred to in 14(b), the Company issued 10,897 share purchase warrants at an exercise price of $34.12 with an expiry of June 23, 2021.

●	On July 28, 2020, as part of the capital raise per 18(b), the Company issued 74,138 share purchase warrants at an exercise price of $20.47 with an expiry date of July 28, 2022.

On September 29, 2020, the Company issued 2,100,000 share purchase warrants as part of the units offered and sold in its initial public offering, which included one common share and one warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. These warrants trade on Nasdaq under the symbol STYA-W and were valued at the residual value of $1.27 per warrant for total value of $2,667,000 including in reserves.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants (cont’d)

●	On December 31, 2020, the Company issued 1,294,500 share purchase warrants to the investors who participated in the private placement. Each unit consisted of one common share and one share purchase warrant. The warrant has an exercise price of $11.50 USD with an expiry date of June 29, 2024.

18.	COST OF SALES

(in thousands)	December 31, 2022	December 31, 2021	December 31, 2020

Inventory expensed	$3,781	$4,436	$2,998
Royalties	307	364	257
Other expenses	1,004	877	1,155
Total	$5,092	$5,677	$4,410

19.	SELLING AND MARKETING EXPENSES

(in thousands)	December 31, 2022	December 31, 2021	December 31, 2020

Salaries and related expenses	$2,601	$2,847	$2,111
Advertising and marketing	1,953	1,587	1,425
Travel and conferences	169	71	156
Total	$4,723	$4,505	$3,692

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

20.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Salaries and related expenses	$601	$516	$284
Professional services	3,020	1,063	294
Consulting and director fees	1,171	972	1,206
Management fees	-	-	99
Travel	135	85	43
Office and general	1,994	1,650	603
Regulatory and filing fees	(33)	178	48
Shareholder relations	547	468	281
Total	$7,435	$4,932	$2,858

21.	FINANCE EXPENSES

	December 31, 2022	December 31, 2021	December 31, 2020
Interest paid and accretive interest on debentures	$86,841	$1,893,494	$1,744,120
Interest expense on long-term debt	-	4,877	11,107
Interest on bank loans	-	22,686	18,532
Other interest and bank charges	58,894	47,704	(3,819)
Loss (gain) on redemption of debentures	-	-	(16,712)
Interest earned on director’s loan	-	(6,000)	(23,000)
Interest expense on lease obligations	35,678	21,279	14,045
Total	$181,413	$1,984,040	$1,744,273

22.	TRANSACTION COSTS

Transaction costs incurred in 2022 are $1,398,598, which are costs incurred for the equity raises described in Note 17 (b).

Transaction costs incurred in 2021 are $1,254,642 which costs of $1,175,573 for the issuance of the convertible promissory note on November 3, 2021, as more fully described in Note 14, and $79,069 for the legal and due diligence costs for the acquisition of ClearRF, as more fully described in Note 4.

Transaction costs incurred in 2020 of $1,414,616 are incremental costs that are directly attributable to the uplisting onto Nasdaq and the Company’s associated initial public offering that do not meet the criteria to be treated as a share issuance cost but are disclosed separately as an expense. These transaction costs include a proportion of legal fees, accounting fees as well as 100% of filing fees, marketing costs for the uplisting and the initial public offering, and other professional fees and expenses.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

23.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2022	2021	2020

Loss for the year	$(15,299,251)	$(23,625,542)	$(13,591,117)

Expected income tax (recovery)	(3,085,891)	(6,379,000)	(3,670,000)
Change in statutory, foreign tax, foreign exchange rates and other	825,208	560,000	(117,000)
Permanent differences	863,183	1,098,000	134,000
Share issuance cost	-	-	(1,248,000)
Impact of convertible debenture	(3,154,750)	(24,000)	17,000
Prior year adjustment	(147,786)	(12,000)	208,000
Expiry of non-capital losses	-	-
Change in unrecognized deductible	4,700,036	4,757,000	4,676,000
Total income tax expense (recovery)	$-	$-	$-

Current income tax	$-	$-	$-
Deferred income tax	-	-	-
Total	$-	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020

Deferred tax assets (liabilities)
ROU assets and lease liabilities	$(11,000)	$(21,000)	$(9,000)
Intangible assets	(132,000)	(527,000)	(141,000)
Convertible debenture	-	(717,000)	(87,000)
Warrant liability	(820,000)	-	-
Non-capital losses	963,000	1,265,000	237,000
Net deferred tax liability	$-	$-	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

23.	INCOME TAXES (cont’d)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2022	Expiry date	2021	Expiry date	2020	Expiry date

Receivables	$-	None	$775,000	None	$775,000	None
Property, plant and equipment and intangibles	2,522,000	None	3,284,000	None	2,216,000	None
Financing cost	4,262,000	2041 to 2045	5,106,000	2040 to 2044	5,948,000	2039 to 2043
Inventory	1,614,000	None	1,989,000	None	1,373,000	None
Allowance for doubtful accounts	-	None	715,000	None	714,000	None
Warrant liability	3,036,000	None	2,177,000	None	-	None
Allowable capital losses	37,000	None	39,000	None	39,000	None
Non-capital losses available for future periods
- Canada	38,258,000	2026 to 2042	25,285,000	2026 to 2041	18,553,000	2026 to 2040
- Israel	23,600,000	None	18,117,000	None	11,938,000	None
- United States	-	None	35,000	None	-	None
Total non-capital losses	$61,858,000		43,437,000		30,491,000

24.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at December 31, 2022, the Company is not subject to externally imposed capital requirements. Previously, the Company had external capital requirements arising from the repayment of monthly principal payments on the convertible promissory note outstanding, as described in Note 13. The Company is also subject to a debt covenant in relation to the factoring agreement described in Note 5.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

25.	FINANCIAL INSTRUMENTS

Fair Value

The convertible promissory note was estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input). The convertible promissory note was repaid in full during the year ended December 31, 2022.

Sensitivity Analysis for fair value at December 31, 2021:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Convertible Promissory Note	The fair value of the convertible promissory note has been calculated using a binomial lattice methodology.

Key observable inputs

●   Share price (December 31, 2021: US $3.70)

●   Risk-free interest rate (December 31, 2021: 0.67%)

●   Dividend yield (December 31, 2021: 0%)

Key unobservable inputs

●   Instrument specific spread (December 31, 2021: 45%)

●   Credit spread (December 31, 2021: 9.76%)

The estimated fair value would increase (decrease) if:

●   The share price was higher (lower)

●   The risk-free interest rate was higher (lower)

●   The dividend yield was lower (higher)

●   The instrument specific spread was lower (higher)

●   The credit spread was lower (higher)

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

25.	FINANCIAL INSTRUMENTS (cont’d)

Convertible Promissory Note, December 31, 2021
	Comprehensive loss
	Increase	Decrease
Expected volatility (10% movement vs. the model input)	32,775	(96,413)
Credit spread (10% movement vs. the model input)	(265,377)	297,216
Instrument specific spread (10% movement vs. the model input)	(265,377)	297,216

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 28% of the Company’s revenue for the year ended December 31, 2022 (2021 -24%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $1,056,393 (2021-$1,090,066).

More than 50% of the Company’s customers have been active with the Company for over four years, and the allowance for doubtful accounts of $1,056,393 (2021-$1,090,066) has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

25.	FINANCIAL INSTRUMENTS (cont’d)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2022	December 31, 2021
EMEA	$637	$879
Australia	-	119
North America	938	546
Total	$1,575	$1,544

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company had a factoring agreement with external funding (Note 5).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

25	FINANCIAL INSTRUMENTS (cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020, as discussed in Note 2. As at December 31, 2022, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(In USD thousands)	USD	NIS	CAD	Total

Financial assets and financial liabilities:

Current assets
Cash	$1,557	$25	$332	$1,914
Trade and other receivables	938	637	-	1,575
Advance to suppliers	156	-	-	156

Current liabilities
Accounts payable and accrued liabilities	(1,610,)	(1,040)	(429)	(3,079)
Warrant liability	(2,735)	-	-	(2,735)

Total	$1,694)	$378)	$(97)	$(2,169)

10% fluctuation in exchange rate	$(169)	$(38)	$(10)	$(217)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the fair value of both the convertible promissory note and the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

26.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,387,221	$1,271,532	$1,179,762
Share-based payments	2,126,970	235,737	261,794
Total	$3,514,191	$1,507,269	$1,441,556

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2022	2021	2020

Selling and marketing expenses	VP Technology/VP Sales International	$202	$402	$174
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$1,185	$869	$1,006

Loan to Director

On April 1, 2019, the Company loaned to a director and its chief Executive Officer, $200,000 USD. This loan was for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020, the interest rate on the loan was increased to 12% per annum. There were no capital repayment requirements until the end of the term when a balloon payment of the principal balance was required. The director repaid the loan in full on May 23, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

27.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers (Note 28).

Geographical area information is shown below:

External revenues by Geography
(in thousands)	2022	2021	2020

USA	$3,839	$2,738	$2,679
Canada	1,274	1,656	1,691
EMEA	1,322	3,090	1,465
Australia	47	61	155
Total	$6,482	$7,545	$5,990

Non-current asset geographic area information is shown below:

(in thousands)	2022	2021

Long-term receivable total	$150	$168
Canada	-	-
EMEA	150	168

Right of use asset total	$880	$1,078
Canada	170	188
EMEA	710	890

Equipment total	$207	$268
Canada	-	34
EMEA	207	234

Intangibles total	$6,988	$4,351
Canada	-	94
EMEA	6,988	4,257

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

27.	SEGMENTED INFORMATION (cont’d)

Product information is shown below:

Revenue by product line
(in thousands)	2022	2021	2020
Cellular boosters and related accessories	$2,558	$4,235	$2,666
Rugged devices and related accessories	3,924	3310	3324
Total	$6,482	$7,545	$5,990

28.	MAJOR CUSTOMERS

Revenues from the three largest customers of the Company for the year ended December 31, 2022, represent approximately $2,764,000 or 42% of the Company’s total revenues (December 31, 2021, represent approximately $5,129,000 or 54% of the Company’s total revenues, December 31, 2020, four customers representing $2,445,000 or 41% of total revenues), of which two of these customers in 2020 required extended payment terms, 50% bad debt provisions were taken on these accounts as part of the Company’s accounting policy for aged receivable provisions.

29.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	2022	2021	2020
Change in non-cash working capital:
Trade and other receivables	$(116,304)	$187,432	$(2,773,808)
Prepaids	(19,238)	594,734	(496,132)
Inventory	(3,028,071)	(3,075,532)	(601,487)
Advances to suppliers	314,315	264,383	(83,860)
Accounts payable and accrued liabilities	664,629	(158,906)	1,372,389
Deferred revenue	149,600	-	-
Due to/from related party	-	214,456	(76,866)
	$(2,035,069)	$(1,973,433)	$(2,659,764)

During the year ended December 31, 2022, the Company paid $95,735 (December 31, 2021 - $772,300, December 31, 2020 - $872,505) in interest and $Nil (December 31, 2021 and 2020 - $Nil) in income taxes.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

29.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS (cont’d)

During the year ended December 31, 2022, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $174,352 in right of use assets and $174,351 in lease liabilities.

(b)	Issued $232,300 in share capital in settlement of debt.

(c)	Issued $4,138,000 in share capital to settle $3,200,000 of convertible debentures.

During the year ended December 31, 2021, the Company incurred the following non-cash investing or financing activities:

(d)	Recognized $910,055 in right of use assets and $833,766 in lease liabilities.

(e)	Issued $560,000 in share capital which was accrued in the prior year for services.

(f)	Issued $36,050 in share capital in settlement of debt.

During the year ended December 31, 2020, the Company incurred the following non-cash investing or financing activities:

(a)	Reclassified $40,980 from convertible debenture to share capital as the result of a conversion of $57,692 of debentures into 1,149 shares.

(b)	Recognized $912,916 of accretion of the convertible debentures, classified $56,471 of long-term debt, $127,776 of lease obligations and $6,160,769 of convertible debentures all as current liabilities.

(c)	Issued shares with a value of $710,970 and accrued shares to be issued of $560,000 in exchange for services.

(d)	Recognized $306,085 in right of use assets and lease liabilities.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

30.	SUBSEQUENT EVENTS

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 18,042,857 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $0.23 to $0.20 per share and issue new unregistered warrants to purchase up to an aggregate of 18,042,857 common shares with an exercise price of $0.20 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $0.20 per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 2,989,130 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $0.23 per common share to an exercise price of $0.20 per common share.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 21,031,987 outstanding $0.20 warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore in the first week of April 2023, 17,116,987 warrants were exercised cashless in exchange for 17,116,987 common shares of the Company with 3,915,000 cashless warrants remaining unexercised.

The Company is presently under a cease trading order with the British Columbia Securities Commission, for late filing of the Company’s December 31, 2022 financial statements.